September 20, 2007
BY EDGAR
Pam Howell, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3561
Washington, D.C. 20549

Re:	eBay Inc. (the “Company”) Definitive 14A Filed on April 30, 2007 SEC File No. 0-24821
Dear Ms. Howell:
As a follow up to our conversation earlier today, this letter confirms in writing the Company’s request for an extension to the deadline by which the Company is required to respond to the comments received from the staff of the Securities and Exchange Commission by letter dated August 21, 2007, with respect to the definitive proxy statement of the Company filed on April 30, 2007. The Company is requesting an extension in order to provide the Company’s Compensation Committee with an opportunity to review and discuss the Company’s response to the comments at its regularly scheduled meeting on October 5, 2007. The Company will respond to the comments by October 12, 2007.
Any questions regarding this letter should be directed to the undersigned at (408) 376-7400.

Very truly yours,
/s/ Kathryn W. Hall

Kathryn W. Hall Senior Corporate Counsel